

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2010

Emanuel Chirico
Chairman and Chief Executive Officer
Phillips-Van Heusen Corporation
200 Madison Avenue
New York, New York, 10016

> **Re: Phillips-Van Heusen Corporation**
> **Form 10-K for Fiscal Year Ended January 31, 2010**
> **Filed March 31, 2010**
> **File No. 001-07572**

Dear Mr. Chirico:

We have reviewed your filing and your letter dated September 14, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 31, 2010

Exhibits, Financial Statement Schedules, page 42

1. We note your response to comment one of our letter dated August 30, 2010. It appears that you re-filed your Credit and Guaranty Agreement, dated as of May 6, 2010 without including Exhibits G and H thereto in their entirety. Please re-file this exhibit in its entirety or advise us as to why you believe this is unnecessary.

2. We note your response to comments two and three of our letter dated August 30, 2010. Please file the CMI acquisition/transfer agreement as an exhibit to your next periodic report or tell us where it has been filed. Furthermore, if it has not already been filed, please provide us with a courtesy copy of the agreement.

Notes to Consolidated Financial Statements, page F-6

2. Acquisitions, page F-9

Acquisition of CMI, page F-10

3. We note the discussion of the amended jeans and accessories licenses that you granted to Warnaco in connection with the CMI transaction in your response to comment two of our letter dated August 30, 2010, and that you determined no fair value was required to be assigned to these license rights. Please tell us if you granted any other license(s) (e.g. Calvin Klein Golf License) to Warnaco in connection with the CMI transaction and, if so, tell us the significant terms of such license(s) and if any fair value was assigned. Also, further explain to us how you determined no fair value was required to be assigned to the new and amended license rights, and describe to us the valuation methods used and the significant assumptions used in the valuation of these license rights to arrive at this conclusion.

4. We note CMI's $38.5 million contractual obligation in the condensed balance sheet provided in your response to comment three of our letter dated August 30, 2010. It appears to us that this represents the amount Warnaco paid to you in connection with the CMI transaction in order to be released from their obligation to you to commence operating the Calvin Klein Collection wholesale apparel and accessories business. Please confirm our understanding and, if so, explain to us your basis for recording this as a liability of CMI at the acquisition date and cite the specific accounting guidance you applied. In your response, cite the section in the agreements requested in the comment above that gives rise to the contractual obligation.

5. We note that you are the parent company of the licensor of the Calvin Klein Collection apparel and accessories businesses, and that CMI was the licensee of these businesses at the time of your acquisition of CMI from Warnaco. Please tell us if your acquisition of CMI resulted in the settlement of a preexisting relationship in a business combination and, if so, tell us how you considered the three step model in EITF 04-1 to address the recognition and measurement of such settlement.

6. We note in your response to comment three of our letter dated August 30, 2010 that you assigned goodwill of $5.6 million to the final balance sheet of CMI. We further note in your response to comment two of our letter dated July 13, 2010 that your initial payment to Warnaco was based on a percentage of Warnaco's good faith estimate of working capital (i.e. principally inventory and receivables, net of accounts payable) on the closing date. Please tell us the definition of working capital, as defined in the CMI acquisition/transfer agreement and the percentage used to calculate your payment. To the extent that your payment was based on 100% or less of CMI's working capital, please explain to us how you determined the amount assigned to goodwill, as it appears to us

that the fair value of acquired net assets would have exceeded your cost in that instance. Refer to paragraph 44-45 of SFAS 141.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Archfield at (202) 551-3315 or David Walz at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or me at (202) 551-3795 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Mark D. Fischer, Esq.
        Fax: 212-381-3993